UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.3)*

ADAMS DIVERSIFIED EQUITY FUND, INC

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

006212104

(CUSIP Number)

Saba Capital Management, L.P.
405 Lexington Avenue
58th Floor
New York, NY 10174
Attention: Michael D'Angelo
(212) 542-4635

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 006212104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,910,207
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,910,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,910,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,910,207
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,910,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,910,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,910,207
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,910,207
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,910,207
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.55%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D	Page 5 of 8 Pages

Item 1. SECURITY AND ISSUER

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the SEC on 9/1/23, as amended by Amendment No. 1 filed 9/25/23 and Amendment No. 2 filed 12/11/23 with respect to the Common Shares of Adams Diversified Equity Fund, Inc. This Amendment No. 3 amends Items 3, 4 and 5 as set forth below.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated in its entirety as follows:

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $121,394,967 was paid to acquire the Common Shares reported herein.

Item 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On February 8, 2024, Saba informed the Issuer that it withdrew its notice of intent, delivered to the Issuer on September 22, 2023, to nominate a slate of seven independent director candidate Nominees- Paul Kazarian, Aditya Bindal, Karen Caldwell, John Karabelas, Neal Neilinger, Srinivas Dhulipala and Simon Reeves- for election to the Board at the Issuer's 2024 Annual Meeting.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.  The percentages used herein are calculated based upon 120,813,797 Common Shares outstanding as of 6/30/23, as disclosed in the Issuer's N-CSRS filed 8/7/23.

CUSIP No. 006212104	SCHEDULE 13D	Page 6 of 8 Pages

(b) See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The transactions in the Common Shares effected by the Reporting Persons in the past sixty days, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

(d) The funds and accounts advised by Saba Capital have the right to receive the dividends and proceeds of sales from the Common Shares.

(e) Not applicable.

CUSIP No. 006212104	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2024

SABA CAPITAL MANAGEMENT, L.P.

By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC

By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Authorized Signatory

BOAZ R. WEINSTEIN

By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823

CUSIP No. 006212104	SCHEDULE 13D	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital in the past sixty days.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
12/11/2023	Buy	11,789	17.09
12/12/2023	Buy	42,422	17.20
1/5/2024	Buy	80,379	17.29
1/9/2024	Buy	90,086	17.46
1/10/2024	Buy	85,237	17.54
1/11/2024	Buy	71,458	17.61
1/12/2024	Buy	13,266	17.61
1/16/2024	Buy	4,836	17.57